
--------                                                               ----------------------------
 FORM 3             U.S. SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
                            Washington, D.C. 20549                     ----------------------------
                                                                       OMB Number:        3235-0104
--------    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES    Expires:   December 31, 2001
                                                                       Estimated average burden
           Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
            Act of 1934 Section 17(a) of the Public Utility Holding    ----------------------------
                  Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

MDP Ventures I LLC
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

1995 Broadway
--------------------------------------------------------------------------------
                                    (Street)

New York                              NY                    10023
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

December 10,1997
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

The Sports Club Company, Inc. (SCY)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          Director                              X*  10% Owner
     ---                                       ---
          Officer (give title below)                Other (specify below)
     ---                                       ---

     * As a member of a group.
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

          Form Filed by One Reporting Person
     ---

      X   Form Filed by More Than One Reporting Person
     ---
________________________________________________________________________________


------------------------------------------------------------------------------------------------------------------------------------
             Table I -- Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                   2. Amount of Securities     3. Ownership Form:    4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                             Beneficially Owned          Direct (D) or         (Instr. 5)
                                          (Instr. 4)                  Indirect (I)
                                                                      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock (1)                                13,200                   Direct
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one reporting person,
  see Instruction 5(b)(v).                                (Over) SEC 1473 (3-00)


          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


FORM 3 (continued)            Table II -- Derivative Securities Beneficially Owned
                         (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative   2. Date Exercisable        3. Title and Amount of Securities    4. Conver-     5. Owner-      6. Nature of
   Security (Instr. 4)      and Expiration Date        Underlying Derivative Security       sion or        ship           Indirect
                            (Month/Day/Year)           (Instr. 4)                           Exercise       Form of        Beneficial
                         ----------------------     ---------------------------------       Price of       Derivative     Ownership
                         Date        Expira-                               Amount           Derivative     Security:      (Instr. 5)
                         Exer-       tion                                  or               Security       Direct
                         cisable     Date                   Title          Number                          (D) or
                                                                           of                              Indirect
                                                                           Shares                          (I)
                                                                                                           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------



      MDP VENTURES I LLC

      By: /s/Brian J. Collins                                          1/22/2001
          -------------------------------------                        ---------
          Name: Brian J. Collins, Vice President                          Date
          **Signature of Reporting Person

      JOINT FILERS:                     Address of Joint Filers:  1995 Broadway,
                                        NY, NY 10023

      MILLENNIUM PARTNERS LLC
      By: Millennium Partners Management LLC
          By: Millennium Manager I, Inc.

      MILLENNIUM ENTERTAINMENT PARTNERS L.P.
      By: Millennium Entertainment Associates L.P.
          By: Millennium Entertainment Corp.

      MILLENNIUM DEVELOPMENT PARTNERS L.P.
      By: Millennium Development Associates L.P.
          By: Millennium Development Corp.

      /s/Brian J. Collins*
      ------------------------------------
      BRIAN J. COLLINS,
      *In his individual capacity and in his capacity as an authorized officer of all of the Joint Filers listed above.



Explanation of Responses:

(1) These securities are owned solely by MDP Ventures I LLC which may be deemed a group for the purposes of Section 13(d) of the Securities Exchange Act of 1933, as amended (the "Exchange Act"), with one or more of the following entities and person: Millennium Partners LLC, Millennium Entertainment Partners L.P., Millennium Development Partners L.P. and Brian J. Collins. MDP Ventures I LLC disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therewith, and this report shall not be deemed an admission that MDP Ventures I LLC is the beneficial owner of such securities for the purposes of Section 16 of the Exchange Act or for any purpose.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                     Page 2 of 4

                 CONTINUATION SHEET RELATING TO FORM 3 FILED BY
                    MDP VENTURES I LLC DATED JANUARY 22, 2001
                             JOINT FILER INFORMATION

DESIGNATED FILER:             MDP VENTURES I LLC
ISSUER NAME AND TICKER OR
   TRADING SYMBOL:            The Sports Club Company, Inc. (SCY)
DATE OF EVENT REQUIRING
    STATEMENT:                December 10, 1997

JOINT FILERS:

1.   Millennium Partners Management LLC        5.   Millennium Development
     1995 Broadway                                  Associates L.P.
     New York, NY 10023                             1995 Broadway
                                                    New York, NY 10023

2.   Millennium Manager I, Inc.                6.   Millennium Development Corp.
     1995 Broadway                                  1995 Broadway
     New York, NY 10023                             New York, NY 10023

3.   Millennium Entertainment Associates L.P.  7.   Christopher M. Jeffries
     1995 Broadway                                  1995 Broadway
     New York, NY 10023                             New York, NY 10023

4.   Millennium Entertainment Corp.
     1995 Broadway
     New York, NY 10023

     The Reporting Persons listed above are filing this Form 3 jointly with Millennium Partners LLC ("DevCo"), Millennium Entertainment Partners L.P. ("MEP LP"), Millennium Development Partners L.P. ("MDP LP"), MDP Ventures I LLC ("MDP I") and Brian J. Collins ("BJC").

     The following entities and person may be deemed to have an indirect beneficial interest in the securities of the Issuer held of record directly by MDP I in their capacities (i) in the case of DevCo and BJC, because they may be deemed a group with MDP I, (ii) in the case of Millennium Partners Management LLC ("MPM LLC"), as the manager of DevCo, (iii) in the case of Millennium Manager I, Inc. ("MMI Inc."), as the manager of MPM LLC, (iv) in the case of MEP LP because it may be deemed a group with MDP I, (v) in the case of Millennium Entertainment Associates L.P. ("MEA LP"), as the general partner of MEP LP, (vi) in the case of Millennium Entertainment Corp. ("MEC"), as the general partner of MEA LP, (vii) in the case of MDP LP, because it may be deemed a group with MDP I and as the managing member of MDP I, (viii) in the case of Millennium Development Associates L.P. ("MDA LP"), as the general partner of MDP LP, (ix) in the case of Millennium Development Corp. ("MDC"), as the general partner of MDA LP, and (x) in the case of Christopher M. Jeffries ("CMJ"), as the holder of
(a) 70% of the outstanding shares of stock of MMI Inc., (b) 66.5% of the outstanding shares of stock of MEC, (c) 70% of the outstanding shares of stock of MDC and (d) 59% of interest of MDP II LLC.

     Each of the Reporting Persons disclaims a beneficial interest in the securities of the Issuer reported herein except to the extent of their respective pecuniary interest therein.

DESIGNATED FILER:             MDP VENTURES I LLC
ISSUER NAME AND TICKER OR
   TRADING SYMBOL:            The Sports Club Company, Inc. (SCY)
DATE OF EVENT REQUIRING
    STATEMENT:                December 10, 1997


                                    /s/Brian J. Collins*
                                    ------------------------------------
                                    BRIAN J. COLLINS
                                    * In his individual capacity and in his
                                    capacity as an authorized officer of each of
                                    the following Reporting Persons and in his
                                    capacity as an attorney-in-fact with respect
                                    to Christopher M. Jeffries.

                                    MILLENNIUM PARTNERS LLC
                                    By: Millennium Partners Management LLC
                                        By: Millennium Manager I, Inc.

                                    MILLENNIUM PARTNERS MANAGEMENT LLC
                                    By: Millennium Manager I, Inc.

                                    MILLENNIUM MANAGER I, INC.

                                    MILLENNIUM ENTERTAINMENT PARTNERS L.P.
                                    By: Millennium Entertainment Associates L.P.
                                        By: Millennium Entertainment Corp.

                                    MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.
                                    By: Millennium Entertainment Corp.

                                    MILLENNIUM ENTERTAINMENT CORP.

                                    MILLENNIUM DEVELOPMENT PARTNERS L.P.
                                    By: Millennium Development Associates L.P.
                                        By: Millennium Development Corp.

                                    MILLENNIUM DEVELOPMENT ASSOCIATES L.P.
                                    By: Millennium Development Corp.

                                    MILLENNIUM DEVELOPMENT CORP.

                                    MDP VENTURES I LLC

                                    CHRISTOPHER M. JEFFRIES


                                                                     Page 4 of 4